Exhibit 99.3

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal Québec H3A 0A3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Gildan Activewear Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  our Report of Independent Registered Public Accounting Firm dated December 8, 2009 on the consolidated balance sheets of Gildan Activewear Inc. as at October 4, 2009 and October 5, 2008 and the consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the years ended October 4, 2009, October 5, 2008 and September 30, 2007

  our Report of Independent Registered Public Accounting Firm dated December 8, 2009 on the Reconciliation to United States Generally Accepted Accounting Principles

  our Report of Independent Registered Public Accounting Firm dated December 8, 2009 on the Company’s internal control over financial reporting as of October 4, 2009 each of which is contained in this annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended October 4, 2009.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada
December 8, 2009

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KPMG Canada provides services to KPMG LLP.